

Mail Stop 3561

February 6, 2009

Mr. Yuan Tian
Chief Executive Officer
China Forestry, Inc.
Room 517, No. 18 Building
Nangangjizhoing District, High-Tech Development Zone
Harbin, Heilongjiang Province, The People's Republic of China

> **Re: China Forestry, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **Filed November 18, 2008**
> **Response Letter Dated November 17, 2008**
> **File No. 000-25765**

Dear Mr. Tian:

We have reviewed your filings and response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we have asked you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Year Ended December 31, 2007

Note 1 – Organization and Business Background, page 23

Timberland, page 24

1.   We note that, as a result of not obtaining a wood-cutting quota for any of your timberlands, you have experienced operating and cash flow losses in the fiscal year ended December 31, 2007 and for the nine months ended September 30, 2008. We also note your October 15, 2008 press release, in which you disclose your decision to implement a more conservative timber harvesting strategy in the near-term and revised focus on acquiring additional forest user right certificates. As such, it appears there are indications that the carrying amount of timberlands may not be recoverable pursuant to paragraph 8(b) and 8(e) of SFAS 144. Please provide us with your undiscounted future net cash flows analysis to assess the recoverability of your timberlands.

Note 3 – Timberlands, page 25

2.   It appears from the disclosure in Ex. 99.1 to the Patriot Investment Corporation Form 8-K filed on July 2, 2007 that the Ping Yang He Forestry Center's timberland was valued at $604,084. Please tell us what the $604,084 value of the Ping Yang He Forestry Center timberland represented when it was contributed to fund the registered capital of Harbin Senrun Forestry Development Co., Ltd. in 2004.

3.   We note in your response to comment 1 of our letter dated October 24, 2008, that a decision was made *by management* to impair the book value of the Ping Yang He Forestry Center timberland. Therefore, it appears you have recorded this timberland based upon the estimated fair value instead of at the predecessor's historical cost basis determined under GAAP, as required by SAB Topic 5G. Please tell us the historical cost of the Ping Yang He Forestry Center timberland when it was exchanged for stock in Harbin Senrun Forestry Development Co., Ltd. in 2004.

Consent of Experts - Exhibit 23

4.   We note that your registered accounting firm, Malone & Bailey, PC, consented to the incorporation by reference in your June 23, 2008 Form S-8 of their report dated May 15, 2008. Please amend your December 31, 2007 Form 10-KSB and include an updated consent from Malone & Bailey, PC, pursuant to Item 601(b)(23) of Regulation S-K.

* * * *

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Archfield at (202) 551-3315, if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3688 with any other questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief